UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: April 29, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 350 BILLION FOR THE FIRST QUARTER OF 2011 (COP 444 PER SHARE - USD 0.95 PER ADR), WHICH REPRESENTS AN INCREASE OF 3% COMPARED TO THE SAME QUARTER LAST YEAR.

•	Net loans grew 4.7% during the quarter and 22.1% compared to 1Q10. This growth confirms the trend of sustained credit demand that started in the second quarter of 2010.
•
Net interest income increased 3.9% during the quarter and 9.3% compared to 1Q10. These increases are the result of loan growth coupled with a funding strategy that allowed the Bank to reduce the cost of deposits during the quarter as a measure to defend the net interest margin, which ended the period at 5.9%

•
Loan portfolio quality continues showing a good trend. Loan deterioration during 1Q11 was COP 139 billion, 51% lower than in 1Q10. Charge-offs were COP 74 billion, 55% lower than in 4Q10 and 46% lower than in 1Q10. Net provision charges totaled COP 80 billon.

•
The balance sheet remains strong. Loan loss reserves represented 5% of total loans and 175% of past due loans at the end of 1Q11. The capital adequacy ratio ended the quarter at 14.2% (Tier 1 of 10.2%), a figure that is considerably higher than the 13.6% (Tier 1 de 10.8%) reported at the end of 1Q10.

•
Solid liquidity position. The ratio of net loans to deposits (including borrowings from domestic development banks) was 100% at the end of 1Q11, and net investment securities totaled COP 10,832 billion, an increase of 25% compared to 4Q10 and of 26% compared to 1Q10.

April 29, 2011. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the first quarter of 2011.

For the quarter ended March 31, 2011 (“1Q11”), Bancolombia reported consolidated net income of COP 350 billion, or COP 444 per share – USD 0.95 per ADR, which represents a decrease of 18% as compared to the results for the quarter ended on December 31, 2010 (“4Q10”) and an increase of 3% as compared to the results for the quarter ended on March 31, 2010 (“1Q10”).

Bancolombia ended 1Q11 with COP 71,182 billion in assets, 5% higher than those at the end of 4Q10 and 17% greater than at the end 1Q10. At the same time, liabilities totaled COP 63,468 billion and increased 6% as compared to the figure presented in 4Q10 and 18% as compared to 1Q101.

1  This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended March 31, 2011. The statements of income for the quarter ended March 31, 2011 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

 CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate  April 1, 2011  $1,870.60 =US$ 1    Average Representative Market Rate for 1Q11: $ 1.878.08 =US$ 1

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	1Q10	4Q10	1Q11	1Q11/4Q10	1Q11/1Q10
ASSETS
Loans and financial leases, net	39,493,643	46,091,877	48,238,517	4.66%	22.14%
Investment securities, net	8,608,550	8,675,762	10,832,235	24.86%	25.83%
Other assets	12,668,389	13,327,517	12,111,714	-9.12%	-4.39%
Total assets	60,770,582	68,095,156	71,182,466	4.53%	17.13%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	40,113,266	43,538,967	45,533,412	4.58%	13.51%
Non-interest bearing	5,570,111	7,632,216	7,048,610	-7.65%	26.54%
Interest bearing	34,543,155	35,906,751	38,484,802	7.18%	11.41%
Other liabilities	13,855,066	16,609,049	17,934,957	7.98%	29.45%
Total liabilities	53,968,332	60,148,016	63,468,369	5.52%	17.60%
Shareholders' equity	6,802,250	7,947,140	7,714,097	-2.93%	13.41%
Total liabilities and shareholders' equity	60,770,582	68,095,156	71,182,466	4.53%	17.13%

Interest income	1,226,077	1,253,001	1,301,605	3.88%	6.16%
Interest expense	408,565	392,221	407,714	3.95%	-0.21%
Net interest income	817,512	860,780	893,891	3.85%	9.34%
Net provisions	(142,498)	(80,792)	(79,692)	-1.36%	-44.08%
Fees and income from service, net	374,669	420,031	385,101	-8.32%	2.78%
Other operating income	141,751	160,344	111,467	-30.48%	-21.36%
Total operating expense	(730,854)	(813,602)	(843,249)	3.64%	15.38%
Goodwill amortization	(15,142)	(12,960)	(12,757)	-1.57%	-15.75%
Non-operating income, net	37,968	20,011	14,451	-27.78%	-61.94%
Income tax expense	(142,422)	(124,685)	(119,129)	-4.46%	-16.35%
Net income	340,984	429,127	350,083	-18.42%	2.67%

PRINCIPAL RATIOS	Quarter			As of
	1Q10	4Q10	1Q11	Mar-10	Mar-11
PROFITABILITY
Net interest margin (1)	6.20%	5.98%	5.87%	6.20%	5.87%
Return on average total assets (2)	2.22%	2.59%	2.01%	2.22%	2.01%
Return on average shareholders´ equity (3)	19.44%	22.07%	17.58%	19.44%	17.58%
EFFICIENCY
Operating expenses to net operating income	55.92%	57.35%	61.56%	55.92%	61.56%
Operating expenses to average total assets	4.86%	4.99%	4.92%	4.86%	4.92%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.19%	11.67%	10.84%	11.19%	10.84%
Technical capital to risk weighted assets	13.62%	14.67%	14.21%	13.62%	14.21%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	0.90	1.14	0.95
Net income per share $COP	432.82	544.70	444.37
P/BV ADS (4)	2.54	2.94	2.99
P/BV Local (5) (6)	2.58	2.92	2.98
P/E (7)	12.80	13.56	16.45
ADR price (8)	45.66	61.91	62.66
Common share price (8)	22,280	29,500	29,200
Shares outstanding (9)	787,827,003	787,827,003	787,827,003
USD exchange rate (quarter end)	1,921.88	1,913.98	1,870.60

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

1.	BALANCE SHEET

1.1.	Assets

As of March 31, 2011, Bancolombia’s assets totaled COP 71,182 billion, which represents an increase of 5% compared to 4Q10 and of 17% compared to 1Q10.

Assets denominated in COP totaled COP 57,084 billion at the end of 1Q11, increasing 11% compared to 4Q10 and 20% compared to 1Q10. Assets denominated in currencies other than COP (mainly American dollars (“USD”)) represented 20% of total assets (or USD 7.5 billion) at the end of 1Q11, decreasing 14% compared to 4Q10 and increasing 10% compared to 1Q10.

Loans and financial leases, net of provisions, represented 68% of assets at the end of 1Q11, remaining stable as compared to the proportion they represented at the end of 4Q10 and increasing as compared to the proportion they represented 1Q10 (65%). Net investments were 15% of total assets at the end of the quarter, increasing as compared to their participation in assets at the end of 4Q10 (13%) and 1Q10 (14%).

Prepaid expenses and deferred charges increased 149% during 1T11 and 278% compared to 1Q10.  This increase is explained by the recording during the quarter of COP 469 billion related to the wealth tax that Bancolombia and its subsidiaries will pay from 2011 to 2014.  The value recorded in this line will be amortized during the next four years and will be shown mainly as a reduction in the Reappraisal and others account, although a portion will be reflected on the administrative expenses and others account.

The property, plant and equipment account increased 7% during 1Q11 and 26% with respect to 1Q10, due mainly to capitalized investments and expenses related to technology.

1.2.	Loan Portfolio

During the first quarter of 2011, there was growth of the loan portfolio in our operation in Colombia.  Loans denominated in COP totaled COP 37,225 billion at the end of 1Q11, and increased 3% compared to 4Q10 and 15% compared to 1Q10. On the other hand, loans denominated in USD totaled USD 7,254 million (27% of the loan portfolio), increasing 11% compared to 4Q10 and 44% compared to 1Q10. These USD denominated loans correspond to loans originated in Colombia (USD 3,021 million or 43% of loans in USD), El Salvador (USD 2,332 million or 33% of loans in USD) and other countries (USD 1,704 million or 24% of loans in USD).

The COP appreciated 2% against the USD during 1Q11 and appreciated 3% against that same currency since 1Q10. The appreciation during the quarter affected the conversion to COP of loans denominated in USD. Overall, Bancolombia’s gross loans totaled COP 50,793 billion at the end of 1Q11 and increased 4.5% compared to the COP 48,601 billion at the end of 4Q10.

In annual terms, gross loans increased 21% compared to the COP 41,946 billion in loans reported as of the end of 1Q10. This increase is explained by the growth of loans in both COP and USD, although the conversion of USD denominated loans to COP results in total loan growth in COP of 40% for the dollar denominated portfolio compared to 1Q10. In general, the higher volume of loans denominated in USD during the quarter, reflect increased credit demand on the part of Colombian companies. The recovery of international trade flows played a key role in the increase of loans denominated in USD. Similarly, loans denominated in COP, which constitutes the majority of our loan portfolio, confirms the positive trend that began to show in 2Q10.

Commercial loans denominated in COP ended 1Q11 at COP 21,912 billion and remained stable with respect to 4Q10. Commercial loans denominated in USD totaled USD 5,481 million at the end of the quarter and increased 14% compared to 4Q10. Companies are consistently demanding credit from domestic banks, which again confirms the trend that has been observed in the last few quarters. The Colombian government, in an effort to control external debt in dollars that could result in further appreciation of the COP, imposed a withholding tax on the interest paid by Cololombian companies on loans granted to them by foreign banks. This tax motivated companies with loans in USD granted by foreign banks to start taking loans in USD with domestic banks, which was one of the reasons for the growth in Bancolombia’s USD denominated loan book.

Consumer loans denominated in COP also continued to show dynamism during the quarter, reaching COP 6,577 billion, a figure 6% higher than that reported at the end of 4Q10 and 34% higher than that reported at the end of 1Q10. In contrast, consumer loans originated in El Salvador continue to be subdued as they showed a slight contraction during the quarter. Overall, consumer loans denominated in USD totaled USD 1,029 million and decreased 1% with respect to 4Q10 but increased 3% with respect to 1Q10.

In 1Q11, mortgage loans expressed in COP increased COP 458 billion (14%), and reached COP 3,801 billion. The total outstanding balance of securitized mortgages was COP 2,864 billion at the end of 1Q11. When taking into account securitizations, mortgage loans increased 3% during the quarter and 13% during the past 12 months. The increased dynamism of mortgage lending in Colombia is explained by optimism regarding the economy, lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy program, which have produced higher credit demand in this segment. On the other hand, the outstanding mortgage balances denominated in USD from our operation in El Salvador totaled USD 427 million, stable compared to the mortgage balances in USD reported in 4Q10 and 2% lower than those reported in 1Q10.

Financial leases, 90% of which are denominated in COP, increased 4% during the quarter and 12% compared to 1Q10.  Operating leases, net of depreciation, increased 3% during 1Q11 and 20% over the last 12 months.

When analyzing the performance of the loan portfolio according to the categories established by Bancolombia to manage its commercial strategy, it becomes clear that retail and SME loans were key drivers of the growth of the total loan portfolio during the quarter as they increased 5% with respect to 4Q10. This increase is explained by higher demand for working capital and financing by SMEs and for car loans. On the other hand, corporate loans increased 3% in the same period due to greater demand for working capital by corporations.

Reserves for loan losses increased 2% during 1Q11 and totaled COP 2,555 billion, or 5% of total loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, please see Section 2.4. “Asset Quality, Provision Charges and Balance Sheet Strength” of this report.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO	As of			Growth
(COP million)	Mar-10	Dec-10	Mar-11	1Q11/4Q10	1Q11/1Q10
CORPORATE
Working capital loans	18,155,416	22,004,618	22,509,901	2.30%	23.98%
Funded by domestic development banks	416,809	319,333	283,477	-11.23%	-31.99%
Trade Financing	1,419,113	2,895,298	3,209,437	10.85%	126.16%
Overdrafts	86,468	43,885	79,256	80.60%	-8.34%
Credit Cards	38,798	39,941	46,006	15.18%	18.58%
TOTAL CORPORATE	20,116,604	25,303,075	26,128,077	3.26%	29.88%
RETAIL AND SMEs
Working capital loans	4,496,309	4,722,834	5,089,002	7.75%	13.18%
Personal loans	3,611,806	4,537,723	4,575,797	0.84%	26.69%
Loans funded by domestic development banks	772,129	679,488	637,267	-6.21%	-17.47%
Credit Cards	2,379,969	2,637,296	2,747,490	4.18%	15.44%
Overdrafts	251,934	175,066	241,249	37.80%	-4.24%
Automobile loans	1,211,770	1,334,111	1,465,988	9.89%	20.98%
Trade Financing	74,424	35,068	37,129	5.88%	-50.11%
TOTAL RETAIL AND SMEs	12,798,341	14,121,586	14,793,922	4.76%	15.59%
MORTGAGE	3,603,657	3,342,881	3,801,283	13.71%	5.48%
FINANCIAL LEASES	5,427,246	5,833,548	6,070,189	4.06%	11.85%
Total loans and financial leases	41,945,848	48,601,090	50,793,471	4.51%	21.09%
Allowance for loan losses	(2,452,205)	(2,509,213)	(2,554,954)	1.82%	4.19%
Total loans and financial leases, net	39,493,643	46,091,877	48,238,517	4.66%	22.14%

1.3.	Investment Portfolio

As of March 31, 2011, Bancolombia’s net investment portfolio totaled COP 10,832 billion, increasing 25% compared to 4Q10 and 26% compared to 1Q10. The investment portfolio is mainly composed of debt investment securities, which represented 94% of Bancolombia’s total investments and 14% of assets at the end of 1Q11. Investments denominated in USD totaled USD 1,982 million and represented 18% of the investment portfolio.  Additionally, the Bank has COP 2,230 billion in mortgage backed securities, which represents 20% of the investment portfolio. The duration of the debt securities portfolio was 22.6 months with a yield to maturity of 4.91% at the end of 1Q11.

1.4.	Goodwill

As of 1Q11, Bancolombia’s goodwill totaled COP 721 billion and decreased 9% compared to the amount reported in 1Q10. This variation is explained by the appreciation of the Colombian peso in the quarter and the amortization of goodwill reported during the past year (under COL GAAP, goodwill is amortized within a period of 20 years). As of March 31, 2011, Bancolombia’s goodwill included USD 383 million related mostly to the acquisition of Banagrícola in 2007 and COP 5 billion related to the acquisition of a participation of Renting Bancolombia by Leasing Bancolombia.

1.5.	Funding

As of March 31, 2011, Bancolombia’s liabilities totaled COP 63,468 billion and increased 5% compared to 4Q10 and 18% compared to 1Q10. During 1Q11, the Bank maintained a solid liquidity position. The ratio of net loans to deposits (including borrowings from domestic development banks) was 100% at the end of 1Q11, stable compared to the figure for 4Q10 and increasing compared to the 92% reported in 1Q10.

Deposits totaled COP 43,533 billion (or 72% of liabilities) at the end of 1Q11 and increased 5% during the quarter and 14% over the last 12 months. CDs represented 42% of deposits in 1Q10, but represented only 35% in 1Q11. This decrease is in line with the funding strategy executed by the Bank in the last few quarters, which is aimed at taking advantage of the greater liquidity and low interest rates through increasing savings and checking accounts. As a result of this re-composition of the funding mix, demand deposits went from representing 58% of the Bank’s total deposits in 1Q10, to representing 65% as of the end of 1Q11.

Through this strategy, interest expense remained stable compared to 1Q10, while deposits increased.

DEPOSIT MIX	1Q10		4Q10		1Q11
COP Million		%		%		%
Checking accounts	7,594,986	18.93%	9,555,933	21.95%	9,157,424	20.11%
Saving accounts	15,428,560	38.46%	18,060,869	41.48%	19,657,523	43.17%
Time deposits	16,687,250	41.60%	15,270,271	35.07%	16,147,318	35.46%
Other	402,470	1.00%	651,894	1.50%	571,147	1.25%
Total deposits	40,113,266		43,538,967		45,533,412

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 1Q11 was COP 7,714 billion, increasing 13% or COP 912 billion, with respect to the COP 6,802 billion reported at the end of 1Q10.

Bancolombia’s capital adequacy ratio was 14.21%, 46 basis points below the 14.67% for 4Q10 and 59 bps above the 13.62% for 1Q10. The year over year increase was a result of the growth in secondary capital, product of a subordinated bonds issuance for USD 620 million that took place in July 2010.
Bancolombia’s capital adequacy ratio was 521 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (tier 1) was 10.22% and the tangible capital ratio, which is equal to shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.89% at the end of 1Q11.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q 10%		4Q 10%		1Q 11%
Basic capital (Tier I)	5,877,736	10.84%	6,343,769	10.32%	6,715,196	10.22%
Additional capital (Tier II)	1,503,888	2.77%	2,673,680	4.35%	2,623,348	3.99%
Technical capital (1)	7,381,624		9,017,449		9,338,544
Risk weighted assets included market risk	54,207,462		61,449,661		65,715,356
CAPITAL ADEQUACY (2)	13.62%		14.67%		14.21%

(1) Technical capital is the sum of basic and additional capital.
(2) Capital adequacy is technical capital divided by risk weighted assets.

2.	INCOME STATEMENT

Net income totaled COP 350 billion in 1Q11, or COP 444 per share – USD 0.95 per ADR, which represents an increase of 3% compared to 1Q10 and a decrease of 18% compared to 4Q10. Bancolombia’s ROE was 17.6% for 1Q11, lower than the annualized ROE of 22.1% for 4Q10 and the 19.4% reported in 1Q10.

2.1.	Net Interest Income

Net interest income totaled COP 893 billion in 1Q11, 4% higher than that reported in 4Q10, and 9% higher than the figure for 1Q10. Interest income increased 4% during the quarter, while interest expense on deposits decreased 4%. Interest paid on bonds increased 24% during 1Q11 due to the increase in the amount of bonds outstanding as a result of recent bond issuances. The lower funding cost associated with a better funding mix and the re-pricing of deposits, made it possible to compensate the lower interest rates of new loans granted during the period.

During 1Q11, income generated by the investment portfolio totaled COP 133 billion, a figure 21% higher than the COP 109 billion for 4Q10 and 42% higher than the COP 93 billion for 1Q10. During 1Q11, income generated by the investment portfolio increased due to higher bond prices in the secondary markets due to the granting of investment grade to Colombia.

Net Interest Margin

Annualized net interest margin ended 1Q11 at 5.9%, stable with respect to that reported in 4Q10. Annualized net interest margin for investments was 3% in 1Q11, while the annualized net interest margin for loans, financial leases and overnight funds was 6.4%.

Annualized Interest
Margin	1Q10	2Q10	3Q10	4Q10	1Q11
Loans´Interest margin	7.1%	7.1%	6.7%	6.6%	6.4%
Debt investments´margin	1.4%	3.1%	3.6%	2.3%	3.0%
Net interest margin	6.2%	6.4%	6.2%	6.0%	5.9%

Notably, funding cost continued to decrease significantly during 1Q11. The lower funding cost is the result of the liability re-pricing effort undertaken during the last quarters and the changes in the funding mix composition. The annualized weighted average cost of deposits reached 2.2% in 1Q11, decreasing as compared to the 2.39% and 2.73% for 4Q10 and 1Q10, respectively.

Deposits' weighted
average cost	1Q10	4Q10	1Q11
Checking accounts	0.41%	0.48%	0.35%
Time deposits	4.41%	3.98%	3.73%
Saving accounts	2.08%	1.96%	1.91%
Total deposits	2.73%	2.39%	2.20%

2.2.	Fees and Income from Services

During 1Q11, net fees and income from services totaled COP 385 billion, 8% lower than those reported in 4Q10 and 3% higher than those reported in 1Q10. In particular, fees from credit and debit cards increased 6% with respect to 4Q10, and 5% with respect to 1Q10, and fees from banking services remained stable with respect to 4Q10 and increased 27% with respect to 1Q10. The decreases during 1Q11 are explained by a lower level of transactions compared to 4Q10.  Fees from fiduciary activities increased 15% during 1Q11 and brokerage fees decreased 7% during the same period. Fees form pension fund management, were not recorded in 1Q11 because of the sale of the pension fund manager AFP Crecer in El Salvador.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2011
(COP millions)	Mar-10	Mar-11	Growth	Market Share
Bancolombia VISA	429,357	499,565	16.35%	7.99%
Bancolombia Mastercard	542,318	601,604	10.93%	9.62%
Bancolombia American Express	481,371	647,245	34.46%	10.35%
Total Bancolombia	1,453,046	1,748,414	20.33%	27.95%
Colombian Credit Card Market	5,505,586	6,255,236	13.62%

Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2011
(Outstanding credit cards)	Mar-10	Mar-11	Growth	Market Share
Bancolombia VISA	315,678	337,372	6.87%	5.91%
Bancolombia Mastercard	348,887	357,829	2.56%	6.27%
Bancolombia American Express	372,514	477,854	28.28%	8.37%
Total Bancolombia	1,037,079	1,173,055	13.11%	20.54%
Colombian Credit Card Market	5,222,063	5,709,694	9.34%

Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income was COP 111 billion in 1Q11, 30% lower than in 4Q10, and 21% lower than in 1Q10. During 4Q10, there was significant income received from securitizations that took place during that quarter; during 1Q11 no such income was received. In addition, income from foreign exchange gains and derivatives denominated in foreign currencies decreased 53% due to the appreciation of the COP against the USD.

Revenues aggregated in the communication, postage, rent and others totaled COP 49 billion in 1Q11, 1% higher as compared to 4Q10 and 19% higher as compared to 1Q10. This line includes commercial discounts and operating leases payments, which have grown as the value of assets rented under operating leasing contract has increased. Finally, income from subsidiaries from the real sectore increased 8% during both the quarter and the year.

During 1Q10 Bancolombia obtained one-time gains of COP 34 billion derived from the sale of its interest in Inversiones IVL S.A. and in the telecommunications company Metrotel Redes S.A. These gains did not take place again 1T11.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans before charge-offs) was COP 139 billion in 1Q11, a figure 237% higher than that presented in 4Q10 (COP 41 billion) and 51% lower than that presented in 1Q10 (COP 285 billion). This slower pace of deterioration is in line with a better performance of the economy. Credit quality continues to be impacted by unemployment, although the new vintages of loans have a low deterioration and contribute to the improvement of the loan portfolio quality.

Past due loans (those overdue more than 30 days) totaled COP 1,461 billion at the end of 1Q11, which represents 2.9% of total gross loans. The PDL ratio remained stable compared to 4Q10 and decreased from 4.2% at the end of 1Q10. Loan charge-offs totaled COP 74 billion in 1Q11, 55% lower than charge-offs for 4Q10 (COP 166 billion) and 46% lower than those for 1Q10 (COP 137 billion).

Provision charges (net of recoveries), totaled COP 80 billion in 1Q11, 1% lower than those reported in 4Q10 and 44% lower than those of 1Q10. It is remarkable that while gross loan provisions decreased 26% in the last 12 months, recovery of charged-off loans remained stable, and that while foreclosed asset provisions decreased 8% in the last 12 months, recovery of provisions for foreclosed assets increased 176%.

Bancolombia maintains a strong balance sheet in terms of loan loss reserves. Allowances for loan losses totaled COP 2,555 billion, or 5% of total loans at the end of 1Q11, decreasing with respect to the 5.9% presented at the end of 1Q10. Additionally, coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 175% at the end of 1Q11, decreasing with respect to the 180% at the end of 4Q10, and increasing with respect to the 138% at the end of 1Q10. Likewise, coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 114% at the end of the first quarter of 2011, decreasing with comparison to 120% in 4Q10 and 111% in 1Q10.

The following tables present key metrics for asset quality:

ASSET QUALITY	As of			Growth
( COP millions)	Mar-10	Dec-10	Mar-11	1Q11/4Q10	1Q11/1Q10
Total performing past due loans (1)	723,348	516,677	547,623	5.99%	-24.29%
Total non-performing past due loans	1,052,315	879,222	913,660	3.92%	-13.18%
Total past due loans	1,775,663	1,395,899	1,461,283	4.68%	-17.70%
Allowance for loans interest losses	2,452,205	2,509,213	2,554,954	1.82%	4.19%
Past due loans to total loans	4.23%	2.87%	2.88%
Non-performing loans as a percentage of total loans	2.51%	1.81%	1.80%
“C”, “D” and “E” loans as a percentage of total loans	5.25%	4.32%	4.41%
Allowances to past due loans (2)	138.10%	179.76%	174.84%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	111.29%	119.59%	114.12%

Allowance for loan losses as a percentage of non-performing loans (2)	233.03%	285.39%	279.64%

Allowance for loan losses as a percentage of total loans	5.85%	5.16%	5.03%
Percentage of performing loans to total loans	97.49%	98.19%	98.20%

(1) "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)  Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category (30 days)
	% Of loan Portfolio	1Q10	4Q10	1Q11
Commercial loans	63.33%	3.29%	2.09%	2.04%
Consumer loans	16.74%	6.23%	3.65%	3.56%
Microcredit	0.50%	10.02%	8.70%	9.44%
Mortgage loans	7.48%	8.41%	9.07%	7.98%
Finance lease	11.95%	3.24%	2.12%	2.91%
PDL TOTAL	100.00%	4.22%	2.87%	2.88%

PDL Per Category (90 days)
	% Of loan Portfolio	1Q10	4Q10	1Q11
Commercial loans	63.33%	2.14%	1.45%	1.45%
Consumer loans	16.74%	2.43%	1.66%	1.54%
Microcredit	0.50%	4.98%	5.26%	5.47%
Mortgage loans	7.48%	4.00%	4.37%	3.84%
Finance lease	11.95%	1.77%	1.37%	1.54%
TOTAL LOAN PORTFOLIO	100.00%	2.31%	1.70%	1.67%

LOANS AND FINANCIAL LEASES CLASSIFICATION	Mar-10		Dec-10		Mar-11
(COP millions)
¨A¨ Normal	37,845,118	90.2%	44,914,189	92.4%	47,162,691	92.9%
¨B¨ Subnormal	1,897,276	4.5%	1,588,798	3.3%	1,392,012	2.7%
¨C¨ Deficient	739,608	1.8%	606,899	1.2%	733,349	1.4%
¨D¨ Doubtful recovery	1,125,766	2.7%	1,014,289	2.1%	952,355	1.9%
¨E¨ Unrecoverable	338,080	0.8%	476,915	1.0%	553,064	1.1%
Total	41,945,848	100%	48,601,090	100%	50,793,471	100%

Loans and financial leases classified as C, D and E
as a percentage of total loans and financial leases	5.25%		4.32%		4.41%

2.5.	Operating Expenses

During 1Q11, operating expenses totaled COP 843 billion, increasing 4% compared to 4Q10 and 15% compared to 1Q10.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 345 billion in 1Q11, decreasing 1% as compared to 4Q10 and increasing 9% as compared to 1Q10.

During 1Q11, administrative and other expenses totaled COP 425 billion and increased 10% as compared to 4Q10 and 23% compared to 1Q10. This variation is explained by higher expenses for rentals and leasing of technology that the Bank has incurred into since some years ago. Rent expenses were COP 27 billion during 1Q11. At the same time, advisory fees increased during the quarter; these tend to increase in the first quarter of the year. Also, provisions were made for the improvement of physical facilities.

Depreciation expenses totaled COP 50 billion in 1Q11, increasing 1% as compared to 4Q10 and 5% compared to 1Q10.

3.	BANCOLOMBIA Company Description (NYSE: CIB)

Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.9 million customers. Bancolombia delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, Bancolombia and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, pension fund administration, and insurance, among others.

Contact Information

Bancolombia’s Investor Relations
Phone (574) 4041837 / (574) 4041838
E-mail: investorrelations@bancolombia.com.co
Alejandro Mejía (IR Manager) /Catalina Botero (Analyst)
Website: http://www.grupobancolombia.com/investorrelations/

BALANCE SHEET
(COP million)	Mar-10	Dec-10	Mar-11	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	4,592,302	5,312,398	4,066,446	-23.45%	-11.45%	5.71%
Overnight funds sold	1,736,629	842,636	492,017	-41.61%	-71.67%	0.69%
Total cash and equivalents	6,328,931	6,155,034	4,558,463	-25.94%	-27.97%	6.40%

Debt securities	8,222,999	8,226,811	10,287,179	25.04%	25.10%	14.45%
Trading	2,866,781	2,230,533	4,537,984	103.45%	58.30%	6.38%
Available for Sale	2,217,319	2,245,951	2,070,826	-7.80%	-6.61%	2.91%
Held to Maturity	3,138,899	3,750,327	3,678,369	-1.92%	17.19%	5.17%
Equity securities	474,600	539,318	626,469	16.16%	32.00%	0.88%
Trading	230,441	266,135	291,007	9.35%	26.28%	0.41%
Available for Sale	244,159	273,183	335,462	22.80%	37.39%	0.47%
Market value allowance	-89,049	-90,367	-81,413	-9.91%	-8.58%	-0.11%
Net investment securities	8,608,550	8,675,762	10,832,235	24.86%	25.83%	15.22%

Commercial loans	25,871,666	30,992,403	32,165,219	3.78%	24.33%	45.19%
Consumer loans	6,824,949	8,177,175	8,500,806	3.96%	24.55%	11.94%
Microcredit	218,330	255,082	256,040	0.38%	17.27%	0.36%
Mortgage loans	3,603,657	3,342,881	3,801,217	13.71%	5.48%	5.34%
Finance lease	5,427,246	5,833,549	6,070,189	4.06%	11.85%	8.53%
Allowance for loan losses	-2,452,205	-2,509,213	-2,554,954	1.82%	4.19%	-3.59%
Net total loans and financial leases	39,493,643	46,091,877	48,238,517	4.66%	22.14%	67.77%

Accrued interest receivable on loans	382,918	356,484	394,345	10.62%	2.98%	0.55%
Allowance for accrued interest losses	-48,052	-38,952	-40,122	3.00%	-16.50%	-0.06%
Net total interest accrued	334,866	317,532	354,223	11.56%	5.78%	0.50%

Customers' acceptances and derivatives	628,622	784,888	688,979	-12.22%	9.60%	0.97%
Net accounts receivable	681,351	797,715	772,454	-3.17%	13.37%	1.09%
Net premises and equipment	998,792	1,174,625	1,257,107	7.02%	25.86%	1.77%
Foreclosed assets, net	80,000	70,277	62,096	-11.64%	-22.38%	0.09%
Prepaid expenses and deferred charges	210,944	319,864	797,605	149.36%	278.11%	1.12%
Goodwill	795,640	750,968	721,400	-3.94%	-9.33%	1.01%
Operating leases, net	888,148	1,006,108	1,036,262	3.00%	16.68%	1.46%
Other	1,020,466	1,185,977	1,098,212	-7.40%	7.62%	1.54%
Reappraisal of assets	700,629	764,529	764,913	0.05%	9.18%	1.07%
Total assets	60,770,582	68,095,156	71,182,466	4.53%	17.13%	100.00%

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	5,570,111	7,632,216	7,048,610	-7.65%	26.54%	9.90%	11.11%
Checking accounts	5,167,641	6,980,322	6,477,463	-7.20%	25.35%	9.10%	10.21%
Other	402,470	651,894	571,147	-12.39%	41.91%	0.80%	0.90%
Interest bearing	34,543,155	35,906,751	38,484,802	7.18%	11.41%	54.07%	60.64%

Checking accounts	2,427,345	2,575,611	2,679,961	4.05%	10.41%	3.76%	4.22%
Time deposits	16,687,250	15,270,271	16,147,318	5.74%	-3.24%	22.68%	25.44%
Savings deposits	15,428,560	18,060,869	19,657,523	8.84%	27.41%	27.62%	30.97%
Total deposits	40,113,266	43,538,967	45,533,412	4.58%	13.51%	63.97%	71.74%

Overnight funds	1,894,116	1,958,846	2,439,788	24.55%	28.81%	3.43%	3.84%
Bank acceptances outstanding	453,057	645,374	497,036	-22.98%	9.71%	0.70%	0.78%
Interbank borrowings	1,191,429	2,698,941	2,406,648	-10.83%	102.00%	3.38%	3.79%
Borrowings from domestic development banks	2,730,401	2,551,646	2,515,081	-1.43%	-7.89%	3.53%	3.96%
Accounts payable	1,874,519	1,696,201	1,997,473	17.76%	6.56%	2.81%	3.15%
Accrued interest payable	293,956	296,580	293,000	-1.21%	-0.33%	0.41%	0.46%
Other liabilities	622,227	689,426	588,612	-14.62%	-5.40%	0.83%	0.93%
Bonds	4,127,958	5,718,376	6,444,127	12.69%	56.11%	9.05%	10.15%
Accrued expenses	600,646	283,047	690,078	143.80%	14.89%	0.97%	1.09%
Minority interest in consolidated subsidiaries	66,757	70,612	63,114	-10.62%	-5.46%	0.09%	0.10%
Total liabilities	53,968,332	60,148,016	63,468,369	5.52%	17.60%	89.16%	100.00%

SHAREHOLDERS' EQUITY						0.00%
Subscribed and paid in capital	393,914	393,914	393,914	0.00%	0.00%	0.55%
Retained earnings	5,388,839	6,483,741	6,275,794	-3.21%	16.46%	8.82%
Appropiated	5,047,855	5,047,247	5,925,711	17.40%	17.39%	8.32%
Unappropiated	340,984	1,436,494	350,083	-75.63%	2.67%	0.49%
Reappraisal and others	985,147	1,051,856	1,037,726	-1.34%	5.34%	1.46%
Gross unrealized gain or loss on debt securities	34,350	17,629	6,663	-62.20%	-80.60%	0.01%
Total shareholder's equity	6,802,250	7,947,140	7,714,097	-2.93%	13.41%	10.84%

INCOME STATEMENT				Growth
(COP million)	1Q10	4Q10	1Q11	1Q11/4Q10	1Q11/1Q10
Interest income and expenses
Interest on loans	968,133	991,475	1,019,606	2.84%	5.32%
Interest on investment securities	93,459	108,735	132,611	21.96%	41.89%
Overnight funds	17,974	6,694	4,902	-26.77%	-72.73%
Leasing	146,511	146,097	144,486	-1.10%	-1.38%
Total interest income	1,226,077	1,253,001	1,301,605	3.88%	6.16%

Interest expense	-	-	-
Checking accounts	8,498	11,329	8,678	-23.40%	2.12%
Time deposits	192,963	159,920	146,302	-8.52%	-24.18%
Savings deposits	79,543	85,516	90,273	5.56%	13.49%
Total interest on deposits	281,004	256,765	245,253	-4.48%	-12.72%

Interbank borrowings	4,819	5,923	6,937	17.12%	43.95%
Borrowings from domestic development banks	39,047	31,590	32,564	3.08%	-16.60%
Overnight funds	8,990	13,701	18,108	32.17%	101.42%
Bonds	74,705	84,242	104,852	24.47%	40.35%
Total interest expense	408,565	392,221	407,714	3.95%	-0.21%
Net interest income	817,512	860,780	893,891	3.85%	9.34%

Provision for loan and accrued interest losses, net	(185,989)	(179,920)	(136,741)	-24.00%	-26.48%
Recovery of charged-off loans	55,736	96,701	55,573	-42.53%	-0.29%
Provision for foreclosed assets and other assets	(19,164)	(12,009)	(17,648)	46.96%	-7.91%
Recovery of provisions for foreclosed assets and other assets	6,919	14,436	19,124	32.47%	176.40%
Total net provisions	(142,498)	(80,792)	(79,692)	-1.36%	-44.08%

Net interest income after provision for loans	-	-	-
and accrued interest losses	675,014	779,988	814,199	4.39%	20.62%

Commissions from banking services and other services	68,320	85,755	86,474	0.84%	26.57%
Electronic services and ATM fees	13,775	15,999	13,080	-18.24%	-5.05%
Branch network services	27,566	32,684	28,892	-11.60%	4.81%
Collections and payments fees	55,147	62,306	53,199	-14.62%	-3.53%
Credit card merchant fees	4,203	7,052	2,767	-60.76%	-34.17%
Credit and debit card annual fees	140,008	139,818	147,767	5.69%	5.54%
Checking fees	17,407	17,622	17,969	1.97%	3.23%
Fiduciary activities	40,033	40,042	46,179	15.33%	15.35%
Pension plan administration	22,243	24,107	-	-100.00%	-100.00%
Brokerage fees	7,475	11,736	10,901	-7.11%	45.83%
Check remittance	4,639	4,774	4,444	-6.91%	-4.20%
International operations	11,566	15,575	16,729	7.41%	44.64%
Fees and other service income	412,382	457,470	428,401	-6.35%	3.88%

Fees and other service expenses	(37,713)	(37,439)	(43,300)	15.65%	14.81%
Total fees and income from services, net	374,669	420,031	385,101	-8.32%	2.78%

Other operating income	-	-	-
Net foreign exchange gains	5,098	41,053	21,108	-48.58%	314.04%
Derivatives Financial Contracts	10,662	3,225	(114)	-103.53%	-101.07%
Gains(loss) on sales of investments on equity securities	34,212	2,495	(440)	-117.64%	-101.29%
Securitization income	9,876	41,648	8,851	-78.75%	-10.38%
Dividend income	16,069	2,200	8,047	265.77%	-49.92%
Revenues from commercial subsidiaries	23,150	23,160	25,000	7.94%	7.99%
Insurance income	1,540	(1,788)	-	-100.00%	-100.00%
Communication, postage, rent and others	41,144	48,351	49,015	1.37%	19.13%
Total other operating income	141,751	160,344	111,467	-30.48%	-21.36%
Total income	1,191,434	1,360,363	1,310,767	-3.65%	10.02%

Operating expenses	-	-	-
Salaries and employee benefits	270,414	303,752	305,430	0.55%	12.95%
Bonus plan payments	37,422	40,624	31,258	-23.06%	-16.47%
Compensation	9,889	3,935	8,888	125.87%	-10.12%
Administrative and other expenses	345,090	385,660	425,306	10.28%	23.24%
Deposit security, net	19,427	22,033	20,990	-4.73%	8.05%
Donation expenses	864	7,940	1,412	-82.22%	63.43%
Depreciation	47,748	49,658	49,965	0.62%	4.64%
Total operating expenses	730,854	813,602	843,249	3.64%	15.38%
Net operating income	460,580	546,761	467,518	-14.49%	1.51%

Goodwill amortization (1)	15,142	12,960	12,757	-1.57%	-15.75%
Non-operating income (expense)	-	-	-	0.00%	0.00%
Other income	72,176	105,205	39,818	-62.15%	-44.83%
Minority interest	(2,702)	(2,116)	(3,110)	46.98%	15.10%
Other expense	(31,506)	(83,078)	(22,257)	-73.21%	-29.36%
Total non-operating income	37,968	20,011	14,451	-27.78%	-61.94%

Income before income taxes	483,406	553,812	469,212	-15.28%	-2.94%
Income tax expense	(142,422)	(124,685)	(119,129)	-4.46%	-16.35%
Net income	340,984	429,127	350,083	-18.42%	2.67%